Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.
(Formerly known as Westport Innovations Inc.)

For the three and six months ended June 30, 2016 and 2015

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$70,369	$27,143
Short-term investments	855	696
Accounts receivable (note 4)	79,678	38,324
Inventories (note 5)	98,070	35,660
Prepaid expenses	14,618	3,475
Assets held for sale (note 20)	10,888	—
	274,478	105,298
Long-term investments (note 6)	19,315	31,111
Other long-term assets	4,560	2,863
Property, plant and equipment (note 8)	66,937	42,527
Intangible assets (note 9)	25,561	22,307
Deferred income tax assets	7,178	2,538
Goodwill (note 10)	3,079	3,008
	$401,108	$209,652
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$103,231	$57,454
Current portion of deferred revenue	4,112	1,779
Current portion of long-term debt (note 12)	18,843	8,257
Current portion of long-term royalty payable (note 13)	1,500	—
Current portion of warranty liability (note 14)	7,670	5,554
	135,356	73,044
Deferred revenue	1,018	1,513
Long-term debt (note 12)	62,657	54,190
Long-term royalty payable (note 13)	18,031	—
Warranty liability (note 14)	8,174	8,437
Deferred income tax liabilities	5,779	3,570
Other long-term liabilities	9,778	1,302
	240,793	142,056
Shareholders’ equity:
Share capital (note 15):
Unlimited common and preferred shares, no par value
109,725,229 (2015 - 64,380,819) common shares	1,039,166	937,029
Other equity instruments	19,685	16,460
Additional paid in capital	10,079	9,837
Accumulated deficit	(882,905)	(863,348)
Accumulated other comprehensive loss	(25,710)	(32,382)
	160,315	67,596
Commitments and contingencies (note 17)
	$401,108	$209,652
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

Brenda J. Eprile	Director	Warren Baker	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2016 and June 30, 2015

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Product revenue	$43,949	$24,557	$67,505	$51,534
Service and other revenue	408	3,289	864	4,334
	44,357	27,846	68,369	55,868
Cost of revenue and expenses:
Cost of product revenue	34,356	18,559	51,987	41,683
Research and development	15,432	12,761	27,065	26,237
General and administrative	13,130	8,610	23,209	17,001
Sales and marketing	5,641	4,416	9,338	8,873
Foreign exchange (gain) loss	4,098	(1,174)	5,445	(4,049)
Depreciation and amortization	2,788	3,085	5,513	6,106
Loss on sale of investment	6,312	—	6,312	—
Impairment of long-lived assets	—	3,419	—	3,419
	81,757	49,676	128,869	99,270
Loss from operations	(37,400)	(21,830)	(60,500)	(43,402)

Income from investments accounted for by the equity method	1,427	3,529	3,430	9,841
Interest on long-term debt and amortization of discount	(2,511)	(1,486)	(4,783)	(2,958)
Bargain purchase gain from acquisition (note 3)	42,862	—	42,862	—
Bank charges, interest and other income	(132)	(81)	(194)	(80)
Income (loss) before income taxes	4,246	(19,868)	(19,185)	(36,599)
Income tax expense	524	621	372	1,094
Net income (loss) for the period	3,722	(20,489)	(19,557)	(37,693)
Other comprehensive income (loss):
Cumulative translation adjustment	5,084	528	6,672	(10,821)
Comprehensive income (loss)	$8,806	$(19,961)	$(12,885)	$(48,514)

Income (loss) per share:
Basic	$0.05	$(0.32)	$(0.27)	$(0.59)
Diluted	$0.04	$(0.32)	$(0.27)	$(0.59)
Weighted average common shares outstanding:
Basic	79,385,839	64,117,665	71,899,577	63,985,492
Diluted	96,306,658	64,117,665	71,899,577	63,985,492

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Six months ended June 30, 2016 and June 30, 2015

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
January 1, 2015	63,480,722	$930,857	$7,767	$9,837	$(764,960)	$(15,493)	$168,008
Issue of common shares on exercise of share units	367,125	3,947	(3,947)	—	—	—	—
Issue of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	7,405	—	—	—	7,405
Net loss for the period	—	—	—	—	(37,693)	—	(37,693)
Other comprehensive loss	—	—	—	—	—	(10,821)	(10,821)
June 30, 2015	64,172,920	$935,966	$11,225	$9,837	$(802,653)	$(26,314)	$128,061

January 1, 2016	64,380,819	$937,029	$16,460	$9,837	$(863,348)	$(32,382)	$67,596
Issue of common shares on exercise of share units	461,628	3,395	(3,395)	—	—	—	—
Issue of common shares in connection with acquisition	44,882,782	98,742	655	—	—	—	99,397
Beneficial conversion feature on convertible debt	—	—	—	242	—	—	242
Stock-based compensation	—	—	5,965	—	—	—	5,965
Net loss for the period	—	—	—	—	(19,557)	—	(19,557)
Other comprehensive income	—	—	—	—	—	6,672	6,672
June 30, 2016	109,725,229	$1,039,166	$19,685	$10,079	$(882,905)	$(25,710)	$160,315

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Cash flows from (used in) operating activities:
Net income (loss) for the period	$3,722	$(20,489)	$(19,557)	$(37,693)
Items not involving cash:
Depreciation and amortization	3,643	3,535	6,751	7,082
Stock-based compensation expense	2,328	4,681	6,322	7,928
Unrealized foreign exchange (gain) loss	4,098	(1,174)	5,445	(4,049)
Deferred income tax (recovery) expense	—	12	—	319
Income from investments accounted for by the equity method	(1,427)	(3,529)	(3,430)	(9,841)
Accretion of long-term debt	1,366	367	2,702	763
Impairment of long lived assets	—	3,419	—	3,419
Inventory write-downs to net realizable value	1,227	323	1,278	2,318
Loss on sale of investments	6,312	—	6,312	—
Change in fair value of derivative liability and bad debt expense	2,340	20	2,422	370
Bargain purchase gain from acquisition (note 3)	(42,862)	—	(42,862)	—
Changes in non-cash operating working capital:
Accounts receivable	(1,152)	(1,843)	(2,475)	402
Inventories	3,818	1,396	3,213	275
Prepaid expenses	491	(482)	(465)	(1,537)
Accounts payable and accrued liabilities	(4,985)	1,013	(7,460)	(4,320)
Deferred revenue	(420)	(495)	(787)	(651)
Warranty liability	(2,348)	(3,483)	(4,347)	(4,026)
	(23,849)	(16,729)	(46,938)	(39,241)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(1,169)	(727)	(2,600)	(1,705)
Sale of short-term investments, net	1,000	—	1,000	—
Proceeds on sale of investments	6,300	—	6,300	—
Cash of acquired business at June 1, 2016 (see note 3)	45,344	—	45,344	—
Dividends received from joint ventures	1,762	4,761	6,124	11,748
	53,237	4,034	56,168	10,043
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(3,100)	(710)	(6,003)	(2,747)
Drawings on operating lines of credit	2,544	469	3,682	2,342
Issuance of convertible debt and royalty payable	17,500	—	35,000	—
	16,944	(241)	32,679	(405)
Effect of foreign exchange on cash and cash equivalents	124	2,262	1,317	(3,742)
Increase (decrease) in cash and cash equivalents	46,456	(10,674)	43,226	(33,345)
Cash and cash equivalents, beginning of period	23,913	70,611	27,143	93,282
Cash and cash equivalents, end of period	$70,369	$59,937	$70,369	$59,937

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (continued) (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Supplementary information:
Interest paid	$94	$147	$1,963	$2,352
Taxes paid, net of refunds	52	294	159	774
Non-cash transactions:
Shares issued on exercise of share units	2,560	717	3,395	3,947
Shares issued for acquisition (note 3)	98,742	—	98,742	—

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

 1. Basis of preparation:

On June 1, 2016, Westport Innovations Inc. ("Westport") merged with Fuel Systems Solutions, Inc. ("Fuel Systems"). In conjunction with the merger, Westport Innovations Inc. changed its name to Westport Fuel Systems Inc. ("Westport Fuel Systems"; the "Company") and continues to trade under the WPRT ticker symbol on the Nasdaq Stock Market ("Nasdaq") and the WPT ticker symbol on the Toronto Stock Exchange. These unaudited condensed consolidated interim financial statements include the results of operations of Fuel Systems from June 1, 2016. See note 3(a) for details on the merger.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited condensed consolidated interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2015, filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at June 30, 2016 and for all periods presented, have been recorded. The results of operations for the three and six months ended June 30, 2016 are not necessarily indicative of the results for the Company's full year.

Certain balances have been reclassified to conform with current year presentation. The Company has modified current and prior periods cost of sales to include manufacturing depreciation, which is the presentation historically adopted by Fuel Systems that the Company has elected to adopt consistently for the entire group.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian ("CDN") and Australian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Japanese Yen and Indian Rupee.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended June 30,		Average for the six months ended June 30,
	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Canadian dollar	0.77	0.72	0.78	0.81	0.76	0.81
Australian dollar	0.75	0.73	0.74	0.78	0.74	0.78
Euro	1.11	1.09	1.12	1.11	1.11	1.12
Argentina Peso	0.07	0.08	0.07	0.11	0.07	0.11
RMB	0.15	0.15	0.15	0.16	0.15	0.16
Swedish Krona	0.12	0.12	0.12	0.12	0.12	0.12
Japanese Yen	0.01	0.01	0.01	0.01	0.01	0.01
Indian Rupee	0.01	0.02	0.01	0.02	0.01	0.02

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2. Accounting changes:

 (a)    New accounting pronouncements adopted in 2016:

Amendments to the Consolidation Analysis (Topic 810): Consolidation

In February 2015, the FASB issued ASU 2015-02, which revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, and may be applied on a full or modified retrospective basis. Our adoption of ASU 2015-02 in the first quarter of 2016 did not have a material impact on our consolidated financial statements.

(b)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the transition to equity method accounting (Topic 323): Investment

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest, or degree of influence, in an investee triggers equity method accounting. The guidance is effective for all entities in annual and interim periods in fiscal years beginning after December 15, 2016 with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2. Accounting changes (continued):

Improvements to Employee Share-Based Payment Accounting (Topic 718): Compensation

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, which increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Measurement of Credit Losses on Financial Instruments (Topic 326): Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, which impacts the measurement and recognition of credit impairment for financial assets including loans, debit securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual and interim periods in fiscal years beginning after December 15, 2019, with early adoption permitted in fiscal years beginning after December 15, 2018. The Company has not yet evaluated the impact of the adoption of this new standard.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3. Business combinations:

(a) Merger with Fuel Systems Solutions, Inc.

On June 1, 2016 ("the acquisition date"), the Company completed a merger with Fuel Systems. Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. The Company issued 44,882,782 common shares to former Fuel Systems shareholders and 653,532 restricted stock units of the Company to replace outstanding Fuel Systems restricted stock units in connection with the merger. No replacement awards were issued for other equity instruments pursuant to the merger agreement.

Fuel Systems designs and manufactures alternative fuel components and systems for use in transportation and industrial applications and has operations primarily in Italy, United States, Canada, Argentina, India and China. Fuel Systems' components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas, used in internal combustion engines. The merger strengthens the balance sheet and enhances liquidity allowing the Company to scale to effectively deliver strong returns, extend its global reach internationally, enhance research and development and leverage its original equipment manufacturer ("OEM") relationships.

The merger was accounted for as a business combination, with Westport deemed to be the acquirer. The Company determined the purchase price using the Nasdaq closing share price on the acquisition date at $2.20 per share, which resulted in total purchase consideration of $99,397, which includes the fair value of the common shares issued of $98,742 and the fair value of the restricted stock units related to pre-combination services of $655. The Company incurred total acquisition related costs of $9,890, of which $1,532 and $3,881 have been recognized in general and administrative expense for the three and six months ended June 30, 2016, respectively, under the Corporate and Technology Investments segment, and $4,477 was recognized in the year ended December 31, 2015. Consolidated revenue and net loss for the three and six month periods ended June 30, 2016 includes revenue of $20,821 and net loss of $1,079 from Fuel Systems.

The estimated fair values of assets acquired and liabilities assumed below are preliminary and are based on the information that was available as to the date of preparation of these unaudited condensed consolidated interim financial statements to estimate the fair value of assets acquired and liabilities assumed as of the acquisition date. The Company believes that the information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company is waiting for additional information necessary to finalize those fair values. Therefore, the preliminary measurements of inventory, accounts receivable, intangible assets and property, plant and equipment reflected are subject to change and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

This business combination resulted in a bargain purchase transaction, as the fair value of assets acquired and liabilities assumed exceeded the total of the fair value of consideration paid by $42,862. The Company believes it was able to acquire the assets of Fuel Systems for less than their fair value due to the weakness in the alternative fuel sector. The following table summarizes the allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3. Business combinations (continued):

Consideration allocated to:
Cash and cash equivalents	$45,344
Accounts receivable	42,165
Inventory	72,734
Property, plant and equipment	37,192
Intangible assets	4,240
Deferred income taxes, net	1,911
Other assets	12,962
Accounts payable and accrued liabilities	(58,401)
Other liabilities	(15,888)
Total net identifiable assets	142,259
Bargain purchase gain	(42,862)
Total consideration	$99,397

The fair value of $42,165 of accounts receivable reflects the cash flows expected to be collectible.

The fair value of inventory of $72,734 assigned to inventory was based on estimated selling prices net of selling costs associated with finished goods, and replacement value for raw materials and unassembled components.

Property, plant and equipment equipment of $37,192 was determined based on depreciable replacement cost values.

The fair value of intangible assets of $4,240 primarily relates to brand value associated with the BRC, IMPCO and ComfortPro brands. The intangible assets are being amortized over their estimated useful life of ten years.

Proforma Results

The following unaudited supplemental proforma information presents the consolidated financial results as if the acquisition of Fuel Systems had occurred on January 1, 2015. This supplemental proforma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2015, nor are they indicative of any future results.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenue
Revenue for the period	$44,357	$27,846	$68,369	$55,868
Fuel Systems	40,691	67,185	96,833	130,478
Proforma revenue for the period	$85,048	$95,031	$165,202	$186,346

Net income (loss)
Net income (loss) for the period	$3,722	$(20,489)	$(19,557)	$(37,693)
Fuel Systems, net of transaction costs	(3,835)	(6,035)	(6,249)	(17,863)
Proforma adjustments (1)	(38,719)	(394)	(36,793)	(788)
Proforma net loss for the period	$(38,832)	$(26,918)	$(62,599)	$(56,344)
(1) Includes adjustment of the bargain purchase gain, additional interest expense for the convertible debt, and adjustment for transaction costs related to the merger with Fuel Systems.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

4. Accounts Receivable:

	June 30, 2016	December 31, 2015
Customer trade receivables	$79,059	$35,517
Due from related parties (note 16)	443	1,165
Other receivables	3,381	3,617
Income tax receivable	971	1,047
Allowance for doubtful accounts	(4,176)	(3,022)
	$79,678	$38,324

5. Inventories:

	June 30, 2016	December 31, 2015
Purchased parts	$68,005	$20,864
Work-in-process	5,909	3,485
Finished goods	23,665	11,311
Inventory on consignment	491	—
	$98,070	$35,660

During the three and six months ended June 30, 2016, the Company recorded write-downs to net realizable value of $1,227 (three months ended June 30, 2015 - $323) and $1,278 (six months ended June 30, 2015 - $2,318).

6. Long-term investments:

	June 30, 2016	December 31, 2015
Weichai Westport Inc. (a)	$10,055	$19,065
Cummins Westport Inc. (b)	8,601	10,731
Other equity accounted investees	659	1,315
	$19,315	$31,111

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6. Long-term investments (continued):

(a)    Weichai Westport Inc.:

On April 20, 2016, the Company sold a portion of its economic interest in Weichai Westport Inc. ("WWI") to Cartesian Capital Group ("Cartesian"), a related party, for an upfront payment of $6,300 million plus a potential future payment based on Cartesian's return on investment. The Company recognized a loss on sale of investment of $5,238. Subsequent to April 20, 2016, the Company no longer has the ability to exercise control or significant influence over the joint venture and, therefore, recorded its investment at cost and prospectively accounts for its interest by the cost method.
(b)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and six months ended June 30, 2016, the Company recognized its share of CWI’s income of $1,453 and $3,214 (three and six months ended June 30, 2015 - income of $3,391 and $5,945), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of CWI are as follows:

	June 30, 2016	December 31, 2015
Current assets:
Cash and short-term investments	$106,695	$114,053
Accounts receivable	6,342	4,632
Current portion of deferred income tax assets	16,200	18,990
Other current assets	143	287
	129,380	137,962
Long-term assets:
Property, plant and equipment	1,146	1,212
Deferred income tax assets	32,978	32,015
	34,124	33,227
Total assets	$163,504	$171,189
Current liabilities:
Current portion of warranty liability	$25,996	$37,313
Current portion of deferred revenue	17,213	13,858
Accounts payable and accrued liabilities	14,648	11,852
	57,857	63,023
Long-term liabilities:
Warranty liability	40,398	37,963
Deferred revenue	45,125	45,859
Other long-term liabilities	2,908	2,908
	88,431	86,730
Total liabilities	$146,288	$149,753

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6. Long-term investments (continued):

(b)    Cummins Westport Inc. (continued):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Product revenue	$55,697	$80,371	$102,860	$141,359
Parts revenue	17,896	12,701	35,699	24,713
	73,593	93,072	138,559	166,072
Cost of revenue and expenses:
Cost of product and parts revenue	52,571	68,375	96,912	114,815
Research and development	10,600	7,682	19,652	14,252
General and administrative	228	310	526	532
Sales and marketing	6,347	5,009	12,728	9,960
Foreign exchange (gain) loss	(1)	2	(9)	32
Bank charges, interest and other	184	191	376	359
	69,929	81,569	130,185	139,950
Income from operations	3,664	11,503	8,374	26,122
Interest and investment income	145	81	281	226
Income before income taxes	3,809	11,584	8,655	26,348

Income tax expense	904	4,803	2,227	10,046
Income for the period	$2,905	$6,781	$6,428	$16,302

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

7. Variable interest entities ("VIE"):

The carrying amount and maximum exposure to losses relating to VIE in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, is as follows:

	Balance at June 30, 2016		Balance at December 31, 2015
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Cummins Westport Inc.
Equity method investment	$8,601	$8,601	$10,731	$10,731
Accounts receivable	443	443	1,165	1,165

Cummins and the Company each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly, neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

8. Property, plant and equipment:

		Accumulated	Net book
June 30, 2016	Cost	depreciation	value
Land and buildings	$2,769	$240	$2,529
Computer equipment and software	9,864	7,092	2,772
Furniture and fixtures	7,890	2,792	5,098
Machinery and equipment	83,536	36,102	47,434
Leasehold improvements	16,090	6,986	9,104
	$120,149	$53,212	$66,937

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Land and buildings	$2,706	$165	$2,541
Computer equipment and software	7,171	6,234	937
Furniture and fixtures	5,163	2,084	3,079
Machinery and equipment	70,415	36,739	33,676
Leasehold improvements	10,394	8,100	2,294
	$95,849	$53,322	$42,527

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

9. Intangible Assets:

		Accumulated	Net book
June 30, 2016	Cost	amortization	value
Brands, patents and trademarks	$21,523	$4,651	$16,872
Technology	4,986	2,978	2,008
Customer contracts	12,320	5,815	6,505
Other intangibles	326	150	176
Total	$39,155	$13,594	$25,561

		Accumulated	Net book
December 31, 2015	Cost	amortization	value
Patents and trademarks	$16,964	$4,094	$12,870
Technology	4,862	2,663	2,199
Customer contracts	12,025	4,952	7,073
Other intangibles	283	118	165
Total	$34,134	$11,827	$22,307

10. Goodwill:

A continuity of goodwill is as follows:

	June 30, 2016	December 31, 2015
Balance, beginning of period	$3,008	$23,352
Measurement period adjustments	—	149
Impairment losses	—	(18,707)
Impact of foreign exchange changes	71	(1,786)
Balance, end of period	$3,079	$3,008

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

11. Accounts payable and accrued liabilities:

	June 30, 2016	December 31, 2015
Trade accounts payable	$67,889	$42,851
Accrued payroll	14,924	3,839
Taxes payable	1,943	2,014
Due to related parties (note 16)	1,618	—
Accrued interest	1,247	1,037
Other payables	15,610	7,713
	$103,231	$57,454

12. Long-term debt:

	June 30, 2016	December 31, 2015
Subordinated debenture notes (a)	$41,568	$38,359
Senior financing (b)	6,230	9,123
Senior revolving financing (c)	11,112	10,859
Convertible debt (d)	17,258	—
Other bank financing	4,549	3,312
Capital lease obligations	783	794
	81,500	62,447
Current portion	(18,843)	(8,257)
	$62,657	$54,190

(a)     The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(b)     Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(c)     The senior revolving financing facility relates to Emer and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

(d)    On January 11, 2016, the Company entered into a financing agreement with Cartesian to support global growth initiatives. As part of the agreement, on June 1, 2016, a convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January, 2016 (Note 16(k)).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12. Long-term debt (continued):

The principal repayment schedule of the senior financings and convertible debt are as follows as at June 30, 2016:

	Subordinated debenture notes (a)	Emer Senior Financing (b)	Prins Senior Financing (b)	Prins Senior Mortgage Loan (b)	Senior revolving financing (c)	Convertible Debt (d)	Total
Remainder of 2016	$—	$1,945	$500	$167	$—	$—	$2,612
2017	41,568	1,035	583	333	11,112	—	54,631
2018	—	—	—	333	—	—	333
2019	—	—	—	334	—	—	334
2020 and thereafter	—	—	—	1,000	—	17,258	18,258
	$41,568	$2,980	$1,083	$2,167	$11,112	$17,258	$76,168

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.3 million, which is unsecured, and $3.8 million which is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 0.7% to 3.7% as of June 30, 2016. As at June 30, 2016, there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $2.6 million. These lines are unsecured with no balance outstanding as at June 30, 2016. As at June 30, 2016, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

13. Long-term royalty payable:
On January 11, 2016, The Company entered into a financing agreement with Cartesian to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the long-term royalty payable). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum.

	June 30, 2016	December 31, 2015
Balance, beginning of period	$—	$—
Issuance of Additional Debentures	17,500	—
Accretion expense	2,031	—
Balance, end of period	19,531	—
Current portion	(1,500)	—
	$18,031	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

The minimum repayments of the long-term royalty payable are as follows as at June 30, 2016:

2016	$—
2017	1,500
2018	3,426
2019	6,164
2020	7,722
2021 and thereafter	27,166
$45,978

14. Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Balance, beginning of period	$11,996	$20,866	$13,991	$23,109
Warranty assumed on acquisition	5,180	—	5,180	—
Warranty claims paid	(1,909)	(2,433)	(4,914)	(5,620)
Warranty accruals	586	107	645	286
Impact of foreign exchange changes	(9)	(102)	942	663
Balance, end of period	15,844	18,438	15,844	18,438
Less: Current portion	(7,670)	(8,266)	(7,670)	(8,266)
Long-term portion	$8,174	$10,172	$8,174	$10,172

15. Share capital, stock options and other stock-based plans:

On June 1, 2016, the Company issued 44,882,782 common shares to former Fuel Systems' shareholders and 653,532 restricted stock units in connection with the merger described in note 3.

During the six months ended June 30, 2016, the Company issued 461,628 common shares, net of cancellations, upon exercises of share units (six months ended June 30, 2015 – 692,198 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the six months ended June 30, 2016, the Company recognized $6,322 (six months ended June 30, 2015 - $7,928) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15. Share capital, stock options and other stock-based plans (continued):

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of June 30, 2016 and June 30, 2015 are as follows:

	Six months ended June 30, 2016		Six months ended June 30, 2015
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	9,657,921	$7.62	5,337,873	$10.27
Granted	684,402	2.90	5,343,277	6.82
Exercised/Vested	(461,628)	9.54	(367,125)	13.57
Forfeited/expired	(1,024,392)	10.19	(204,868)	10.39
Outstanding, end of year	8,856,303	$6.79	10,109,157	$7.87
Units outstanding and exercisable, end of period	1,082,207	$9.68	125,643	$13.20

As at June 30, 2016, $18,536 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.6 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2016 as follows:

June 30, 2016
CDN$
Share units:
Outstanding	$19,130
Exercisable	2,338
Exercised	997

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Research and development	$530	$699	$1,179	$1,183
General and administrative	1,246	3,355	3,825	5,612
Sales and marketing	552	627	1,318	1,133
	$2,328	$4,681	$6,322	$7,928

Included in the amount of $6,322 for stock-based compensation, $358 relates to 2,420,000 Performance Stock Units ("PSUs")outstanding granted in 2015 and is conditional upon Shareholders of the Company approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result, these PSU's are being treated as a liability until this condition is met.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16. Related party transactions:
The Company is reporting a larger number of related party transactions compared to 2015 as a consequence of the appointment of Mr. Peter Yu and Mr. Mariano Costamagna as directors of the Company and the merger with Fuel Systems. The following table sets forth amounts that are included within the captions noted on the condensed consolidated balance sheet at June 30, 2016 representing related party transactions with the Company:

	June 30, 2016	December 31, 2015
Current receivables with related parties:
Bianco S.p.A. (a)	$232	$—
TCN S.r.L. (b)	20	—
Others (c)	13	—
Current receivables with joint ventures:
Cummins Westport Inc. (d)	169	1,165
Ideas & Motion S.r.L. (e)	9	—
	$443	$1,165
Current payables with related parties:
TCN Vd S.r.L. (f)	$687	$—
TCN S.r.L. (b)	478	—
Europlast S.r.L. (g)	252	—
A.R.S. Elettromeccanica (h)	172	—
Ningbo Topclean Mechanical Technology Co. Ltd. (i)	7	—
Others (c)	3	—
Erretre S.r.L. (j)	15	—
Current payable with joint ventures:
Ideas & Motion S.r.L. (e)	4	—
	$1,618	$—
(a)    Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (b) below).
(b)    TCN S.r.L. is 30% owned by Mariano Costamagna, a member of the Board of Directors of the Company, along with one immediate family member.
(c)    Includes Biemmedue S.p.A. (100% owned by Mariano Costamagna, along with one immediate family member), MTM Hydro S.r.L. (46% owned by the Mariano Costamagna along with one immediate family member), Immobiliare IV Marzo (30% owned directly and indirectly by Mariano Costamagna, along with one immediate family member and two employees of the Company), Delizie Bakery Srl (100% owned by IMCOS Due S.r.L., which is owned 100% by Mariano Costamana and members of his immediate family), and Galup S.r.L. (90% owned by TCN S.r.L., see note (b) above).
(d)    Pursuant to the amended and restated Joint Venture Agreement, Westport engages in transactions with CWI (see note 7(a)). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.
(e)    Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.
(f)    TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (b) above) as well as 3% by Mariano Costamagna, along with one immediate family member.
(g)    Europlast S.r.L. is 90% owned by Mariano Costamagna, and member of his immediate family.
(h)    A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (c) above).
(i)    Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (c) above).
(j)    Erretre S.r.l. is 70% owned by Mariano Costamagna’s immediate family.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16. Related party transactions (continued):
The following table sets forth amounts (services and goods) purchased from and sold to related parties.

	Three months ended June 30,				Six months ended June 30,
	2016		2015		2016		2015
	Purchases	Sales	Purchases	Sales	Purchases	Sales	Purchases	Sales
Related party company:
TCN Vd S.r.L.	$174	$—	$—	$—	$174	$—	$—	$—
Ningbo Topclean Mechanical Technology Co. Ltd.	95	—	—	—	95	—	—	—
A.R.S. Elettromeccanica	78	—	—	—	78	—	—	—
TCN S.r.L.	102	—	—	—	102	—	—	—
Europlast S.r.L.	57	—	—	—	57	—	—	—
Erretre S.r.L.	12	—	—	—	12	—	—	—
Bianco S.p.A.	—	65	—	—	—	65	—	—
Others	3	4	—	—	3	4	—	—
JVs and related partners:
Cummins Westport Inc.	—	577	—	1,235	—	1,543	—	2,850
Ideas & Motion S.r.L.	—	—	—	—	—	—	—	—
	$521	$646	$—	$1,235	$521	$1,612	$—	$2,850
(k)    Other transactions with related parties:
The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Mariano Costamagna and members of his immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2016, with the last agreement ending in 2020. The Company made payments to IMCOS Due S.r.L. of $0.2 million for the three months ended June 30, 2016. In relation to a lease previously abandoned, IMCOS Due S.r.L, agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility. IMCOS Due S.r.l. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices. As of June 30, 2016, approximately $31 of related obligations is included in other current assets and $0.2 million is included in other assets on the condensed consolidated balance sheet.
The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 30% by Mariano Costamagna, along with one immediate family member and two employee of the Company. The Company made payments to Immobiliare 4 Marzo S.a.s. of less than $0.1 million for the three months ended June 30, 2016. The terms of this lease reflects the fair market value of such property based upon an appraisal.

Peter Yu, founder and managing partner of Cartesian, was elected as a Director in January 2016. The convertible debt (note 12(d)) and royalty payable (note (13)) are related party balances. In addition, the Company sold a portion of its economic interest in WWI to Cartesian (note 6(a)). The Company has not made any cash payments to Cartesian relating to the convertible debt or royalty payable as at June 30, 2016, but has accrued interest in accordance with the terms of the agreements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17. Commitments and contingencies:

(a)    Contractual Commitments:

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2016	$3,386
2017	6,270
2018	8,374
2019	7,366
2020	5,580
Thereafter	37,782
$68,758

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b)    Purchase commitments:

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18. Segment information:

The financial information for the Company’s business segments evaluated by the Chief Operating Decision Maker ("CODM") includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

Automotive Business Unit (previously branded as Westport Operations)
Automotive consists of the Company’s passenger and commercial transportation products including both OEM and aftermarket. The business unit designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and systems to global OEMs on five continents and a distribution network serving 70 countries, including the world's largest and fastest-growing markets.

Industrial Business Unit
Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (“APU”) products as well as engines for use in forklifts and other industrial equipment. The business unit is also supplying a series of advanced technology alternative fuel systems in the United States and key markets in Asia and Europe. This is a new segment as a result of the merger with Fuel Systems.

Corporate and Technology Investments Business Unit
The Corporate and Technology Investments invests in new research and development programs with OEMs, corporate oversight and general administrative duties. Once a product is commercialized, the associated revenue will be recognized under Automotive or Industrial.

Cummins Westport Inc. Joint Venture
CWI serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring capital investments. CWI also utilizes Cummins' supply chain, back office systems, and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc. Joint Venture
On April 20, 2016, the Company sold a portion of its economic interest in WWI (note 6(a)) and the Company discontinued reporting of WWI results on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment.

The accounting policies for the reportable segments are consistent with those described in the Company's annual consolidated financial statements for the year ended December 31, 2015. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18. Segment information (continued):

Financial information by business segment as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenue:
Automotive	$35,310	$24,622	$58,509	$52,073
Industrial	8,189	—	8,189	—
Corporate and Technology Investments	858	3,224	1,671	3,795
CWI	73,593	93,072	138,559	166,072
WWI	—	41,906	29,931	97,784
Total segment revenues	117,950	162,824	236,859	319,724
Less: equity investees' revenue	(73,593)	(134,978)	(168,490)	(263,856)
Net consolidated revenue	$44,357	$27,846	$68,369	$55,868

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Operating loss:
Automotive	$(5,848)	$(3,105)	$(7,625)	$(8,717)
Industrial	696	—	696	—
Corporate and Technology Investments	(21,838)	(16,480)	(41,814)	(35,315)
Foreign exchange (gain) loss	(4,098)	1,174	(5,445)	4,049
Loss on sale of investment	(6,312)	—	(6,312)	—
Impairment	—	(3,419)	—	(3,419)
CWI	3,848	11,505	8,742	26,112
WWI	—	1,500	718	480
Total segment operating loss	(33,552)	(8,825)	(51,040)	(16,810)
Less: equity investees’ operating income	(3,848)	(13,005)	(9,460)	(26,592)
Net Consolidated operating loss	$(37,400)	$(21,830)	$(60,500)	$(43,402)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Total additions to long-lived assets, excluding business combinations:
Automotive	$218	$95	$340	$676
Industrial	102	—	102	—
Corporate and Technology Investments	849	632	2,158	1,029
	$1,169	$727	$2,600	$1,705

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented as follows:

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18. Segment information (continued):

	% of total revenue
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Americas	28%	34%	27%	34%
Asia	14%	12%	14%	10%
Europe	58%	54%	59%	56%

As at June 30, 2016, total goodwill of $3,079 (December 31, 2015 - $3,008) was allocated to the Automotive segment.

As at June 30, 2016, total long-term investments of $18,792 (December 31, 2015 - $30,565) was allocated to the Corporate and Technology Investments segment and $523 (December 31, 2015 - $546) was allocated to Automotive.

Total assets are allocated as follows:

	June 30, 2016	December 31, 2015
Automotive	$288,762	$157,452
Industrial	74,597	—
Corporate and Technology Investments and unallocated assets	37,749	52,200
CWI	163,504	171,189
WWI	—	125,724
	564,612	506,565
Less: equity investees’ total assets	(163,504)	(296,913)
Total consolidated assets	$401,108	$209,652

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19. Financial Instruments:

(a)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At June 30, 2016, the Company has $71,224 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at June 30, 2016:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$103,231	$103,231	$103,231	$—	$—	$—
Unsecured subordinated debentures (note 12(a))	41,568	47,370	3,832	43,538	—	—
Senior financing (note 12(b))	6,230	6,377	4,429	772	676	500
Senior revolving financing (note 12(c))	11,112	11,354	11,354	—	—	—
Convertible debt	17,258	25,244	1,575	3,150	20,519	—
Long-term royalty payable (note 13)	19,531	45,979	1,500	9,590	16,777	18,112
Other bank financing	4,549	4,799	3,142	92	92	1,473
Capital lease obligations	783	824	399	399	26	—
Operating lease commitments	—	68,758	6,517	13,490	11,343	37,408
Royalty payments	—	5,134	2,009	3,125
	$204,262	$319,070	$137,988	$74,156	$49,433	$57,493

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents the Company's interest in WWI accounted for using the cost method and interest in CWI and other equity accounted investees, which are accounted for using the equity method.

The carrying value reported in the condensed consolidated balance sheet for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying values reported in the condensed consolidated balance sheet for the unsecured subordinated debenture notes (note 12) is greater than its fair value based on a recent financing the Company performed with the Cartesian Group (note 13). The approximate fair value of the unsecured subordinated debenture notes is approximately $32,500 (CDN $44,900). Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the condensed consolidated balance sheet for senior financing agreements (note 12) approximates their fair values as at June 30, 2016, as the interest rates on the debt are floating and therefore approximate the market rates of interest.  The Company’s credit spreads in these subsidiaries also have not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2016, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

20. Subsequent Events:

On July 29, 2016, the Company announced the sale of its assets in Plymouth, Michigan for $11.5 million in cash. The book value of the assets were reclassified to assets held for sale as of June 30, 2016. A gain will be recorded in the third quarter of 2016 on the disposal of assets.

On July 22, 2016, the Company announced the appointment of Nancy S. Gougarty as Chief Executive Officer ("CEO") effective immediately. David R. Demers retired from the Company but will be available to the leadership team in an advisory role through a transition period.